RESTATED

Third Quarter 2004 Management’s Discussion and Analysis

Management's Discussion and Analysis (“MD&A”) presented below reflects the effects of the restatement on the consolidated financial statements as at September 30, 2004 and for the three and nine month periods ended September 30, 2004.  See "Restatement" below for further discussion of this matter.  Apart from revisions described under “Restatement” below, this MD&A has not been revised for new events or developments.

The MD&A focuses on significant factors that affected Pan American Silver Corp.’s and its subsidiaries’ (“Pan American” or the “Company”) performance and such factors that may affect its future performance.  The MD&A should be read in conjunction with the unaudited consolidated financial statements for the three months and nine months ended September 30, 2004 and the related notes contained herein.

The significant accounting policies are outlined within Note 2 to the Consolidated Financial Statements of the Company for the year ended December 31, 2003. These accounting policies have been applied consistently for the nine months ended September 30, 2004.

Restatement

In 2004, Pan American implemented a hedge accounting policy for the accounting treatment of its base-metal forward contracts program.  In the fourth quarter of 2005 it was concluded that the Company’s accounting for its forward contracts for the sale of base metals (lead and zinc) ,its forward contracts for purchasing Mexican pesos with US dollars and its silver fixing contracts do not qualify for hedge accounting under AcG-13, Hedging Relationships.  As a result, Pan American has restated its unaudited consolidated financial statements for each quarter from March 31, 2004 to September 30, 2005.

Pan American is now required to recognize mark-to market valuations of its open forward contract positions through its income at the end of each period.  In the past, Pan American had recognized gains, losses, revenues and expenses from its forward contracts in its income only in the period in which they settled.  The effects of the change in accounting treatment are summarized in the following tables:

	As Previously Reported	As Restated
	September 30	September 30
Consolidated Balance Sheets	2004	2004

Deferred loss on commodity contracts	$-	$111
Unrealized loss on commodity contracts	-	2,634
Deficit	$(127,646)	$(130,169)

	As Previously Reported	As Restated
	Three Month Ended	Three Month Ended
	September	September 30
Consolidated Statement of Operations	2004	2004

Revenue	$27,409	$27,916
Mine operating earnings	$5,850	$6,357
Loss on commodity contracts	$-	$(3,438)
Income for the period	$3,289	$358
Adjusted net income for the period attributable to common shareholders	$3,289	$358
Basic and diluted earnings per share	$0.05	$0.01

	As Previously Reported	As Restated
	Nine Month Ended	Nine Month Ended
	September 30	September 30
Consolidated Statement of Operations	2004	2004

Revenue	$63,510	$64,803
Mine operating earnings	$10,099	$11,392
Loss on commodity contracts	$-	$(3,816)
Net income for the period	$4,210	$1,687
Adjusted net loss for the period attributable to common shareholders	$(7,092)	$(9,615)
Basic and diluted loss per share	$(0.11)	$(0.16)

This change in accounting treatment has no impact on our cash flows.  The details of our commodity and foreign currency forward contracts, which we have previously disclosed, have not changed and Management believes that they continue to serve Pan American as a prudent risk management tool.  Pan American does not hedge future silver production.

Significant Events and Transactions of the Third Quarter

The Company completed its acquisition of 92 per cent of the voting shares of Compañía Minera Argentum (“Argentum”), a public company listed on the Peru Stock Exchange, which holds the Morococha mining assets previously owned by Sociedad Minera Corona.  The Argentum shares were purchased for $33.78 million by way of a public offering through the Lima Stock Exchange.  This gave Pan American an 81per cent direct interest in Argentum.  Subsequent to this offer, the Company purchased an additional 3 per cent interest in Argentum by acquiring 25 per cent of the investment shares for $0.84 million.  In addition, Pan American acquired 100 per cent of Compañía Minera Natividad (“Natividad”) for $1.5 million, which holds numerous adjacent mineral concessions and the Amistad processing facility.  The Company intends to combine Natividad and Argentum in the near future.  The statements of operations and balance sheets of Argentum and Natividad have been incorporated into Pan American’s consolidated financial statements from July 1, 2004.

Argentum and Natividad (collectively “Morococha”) contributed 694,564 ounces of silver to Pan American’s production in the third quarter of 2004 at a cash cost of $3.52 per ounce.  Over the longer term Morococha is expected to produce 3.5 million ounces of silver annually at a cash cost of less than $3.00 per ounce.

The fair value of assets and liabilities acquired through the acquisition of Morococha are summarized as follows:

(US$’000)
Cash	$657
Accounts receivable	4,365
Inventory	2,878
Prepaid expenses	46
Plant and equipment	7,053
Mineral properties	46,158
Less:
Accounts payable and accrued liabilities	(3,215)
Minority interest	(1,414)
Provision for asset retirement obligation and reclamation	(8,618)
Future income tax liability	(11,038)
Total purchase price	$36,871

The future income tax liability arises due to the fact that the purchase consideration exceeded the carrying value of the mining assets for tax purposes, resulting in a temporary difference between the accounting and tax value.  The estimated future income tax liability associated with this temporary difference is $11.04 million and has been recognized as a future income tax liability and also applied to increase the carrying value of the mineral properties.

The provision for asset retirement obligation and reclamation of $8.62 million arises pursuant to CICA Handbook Section 3110 – “Accounting for Asset Retirement Obligations”, which required the Company to recognize the expected fair value of future site restoration costs at Morococha as a liability and to increase the carrying value of mineral properties by the same amount.  The liability is accreted over time to its anticipated future value with a corresponding charge to the statement of operations while the increase in the carrying value of mineral properties is amortized on a unit of production basis.

The La Colorada mine in Mexico reached commercial production on January 1, 2004 after a $20 million expansion, which began in late 2002.  As such, all revenue and expense items were recognized in the statement of operations in the first nine months of 2004, having been capitalized throughout 2003. This change in accounting treatment gives rise to several significant differences when comparing the consolidated statement of operations for the third quarter of 2004 with the corresponding period in 2003.

Results of Operations

For the three months ended September 30, 2004 the Company’s net income was $0.4 million (earnings per share of $0.01) compared to a net loss of ($1.23 million) (($0.10) per share) for the corresponding period in 2003.  The Company generated net income of $1.69 million for the nine-month period ended September 30, 2004 compared to a loss of $3.97 million for the corresponding period in 2003.  The loss per share of ($0.16) for the nine months ended September 30, 2004 includes charges associated with the conversion and accretion of the Company’s 5.25 per cent convertible unsecured senior subordinated debentures (the “Debentures”), which occurred in the second quarter of 2004 and were charged directly to the deficit.

Revenue from metal sales was 135 per cent higher in the third quarter of 2004 and 101 per cent higher in the first nine months of 2004 compared to the corresponding periods in 2003.  The acquisition of the Morococha mine and the La Colorada mine reaching commercial production on January 1, 2004, accounted for 94 per cent of the revenue increase from a year ago.  The Company’s other mining operations were responsible for the remaining 41 per cent increase in revenue due to higher realized metal prices in spite of the fact that less tonnes of concentrate were sold in the third quarter of 2004 than the same period in 2003.

The Company continued the trend of improving operating profits in the third quarter of 2004.  Operating profit is the difference between revenue and cash operating costs.  In the third quarter of 2004 operating profits were $9.4 million, up from $4.6 million in the second quarter of 2004 and from $1.7 million in the comparable quarter of 2003.  As reflected in the following table, the third quarter of 2004 represents the eighth consecutive quarter that the Company has improved its operating profit.  Steadily improving operating profit has helped the Company record its second consecutive quarter of positive net earnings.  Partially offsetting the improved operating profits were increases in depreciation and amortization, exploration and general and administrative charges, reflecting the increased activity levels of a growing enterprise.  The table below sets out select quarterly results for the past eleven quarters, which are stated in thousands of US dollars, except per share amounts.

Year	Quarter (unaudited)	Revenue	Operating Profit (1)	Net income/(loss) for the period	Net loss per share
2004	Sept. 30	$27,916	$9,390	$358	$0.01
	June 30	$21,179	$4,648	$3,352	$(0.09)	(2)
	March 31	$15,708	$4,540	$(2,023)	$(0.08)	(2)
2003	Dec. 31	$12,857	$2,041	$(2,840)	$(0.05)
	Sept. 30	$11,890	$1,690	$(1,125)	$(0.10)
	June 30	$12,553	$1,220	$(1,156)	$(0.02)
	March 31	$7,822	$393	$(1,573)	$(0.03)
2002	Dec. 31	$12,084	$379	$(14,040)	$(0.35)
	Sept. 30	$11,195	$(252)	$(17,387)	$(0.40)
	June 30	$11,615	$808	$(1,247)	$(0.03)
	March 31	$10,199	$997	$(1,303)	$(0.03)

(1)	Operating Profit/(Loss) is equal to total revenues less direct mine operating expenses
(2)	Includes charges associated with the early conversion and accretion of the Debentures

Depreciation and amortization charges for the third quarter increased significantly to $3.03 million from $0.43 million a year before.  The purchase of Morococha and the achievement of commercial production at La Colorada are the principal reasons for this increase.  Depreciation and amortization have also increased as a direct result of the Company’s adoption of CICA Handbook Section 3110 – “Accounting for Asset Retirement Obligations”, which required the Company to increase its asset carrying values by $7.9 million as at December 31, 2003.  The amortization of these higher asset values on a unit of production basis has resulted in increased depreciation charges.

General and administration (“G & A”) costs for the three-month period ended September 30, 2004 were $0.93 million, up from $0.57 million for the comparable quarter in 2003.  G & A costs have increased significantly in 2004 from previous years, which is a reflection of the expansion of the Company’s management team, necessary to execute the Company’s growth plans and to a lesser extent a stronger Canadian dollar.

The Company recognized a $0.52 million stock-based compensation expense in the third quarter of 2004, as a result of adopting CICA Handbook Section 3870 – “Stock-Based Compensation” in the fourth quarter of 2003. On a restated basis, the comparable expense recorded in the quarter ended September 30, 2003 was $0.84 million.

Reclamation expense of $0.30 million in the third quarter of 2004 related to the accretion of the liability that the Company recognized by adopting CICA Handbook Section 3110 – “Accounting for Asset Retirement Obligations” as at December 31, 2003.    Aside from those restoration costs associated with the Morococha mine, there has been no change to the Company’s expectations of future site restoration costs during the quarter at any of its other mines.

Higher exploration and development expenses were recorded for the three-month and nine-month periods of 2004 relative to 2003 primarily as a result of the Company’s active development program at Manantial Espejo.

Interest and other income represented net income received from the San Vicente operation and interest received from the cash balances the Company maintained during the quarter, which were substantially higher than a year ago primarily due to the proceeds of the Debentures, together with the equity financing completed in March 2004.

Production

Pan American produced 3,173,000 ounces of silver in the third quarter of 2004, a 45 per cent increase from the corresponding period in 2003.  The acquisition of the Morococha mine accounts for 32 per cent of the increase, with significant increases at La Colorada and the San Vicente operation responsible for the balance.  The Quiruvilca mine maintained its strong performance by producing more ounces than a year ago at much lower cash costs per ounce.  The Huaron mine continued to improve on a challenging first quarter by recording higher silver production than in the third quarter of 2003 at a cash cost of $3.87 per ounce.  The Company’s Pyrite Stockpile operation was again profitable, producing 231,115 ounces of silver during the quarter at cash costs of $2.87 per ounce.

While production rates at the La Colorada mine are steadily increasing, as expected the mine was not able to cover its cash operating costs in the third quarter.  A revised mining and processing plan has been developed and implemented to address the major issues that have hampered the mine since the start of commercial production at the beginning of 2004.  The primary component of the plan was a switch to a more selective narrow vein mining method, which has decreased tonnes mined but substantially increased ore grades reported to the mill.  In addition, the Company plans to further expand the reserve and resource base at the mine and to provide greater development flexibility in the future. The Company still expects La Colorada to achieve an annualized production rate of 3.5 million ounces at cash costs of less than $3.50 per ounce; however, the Company now believes these levels will not be reached until January 2005.

Consolidated cash costs for the nine-month period ended September 30, 2004 were $4.01 per ounce compared to $4.12 per ounce for the corresponding period of 2003.  During this period, cash costs improved significantly at Quiruvilca, were stable at Huaron but were offset by higher than expected costs at La Colorada.  With the addition of the low-cost Morococha mine and improvements at La Colorada, the Company expects consolidated cash costs to continue to decrease and is estimating consolidated silver production of approximately 11.5 million ounces at a cash cost of below $4.00 per ounce for 2004.

Liquidity and Capital Resources

At September 30, 2004, cash and cash equivalents plus short-term investments were $80.84 million, a $37.90 million decrease from June 30, 2004.  Investing activities consumed $37.32 million in cash and consisted primarily of the acquisition of the Morococha mine testing the viability of increasing production to a total of 2 million ounces per year for $36.21 million, expenditures on mineral property, plant and equipment of $2.68 million and proceeds from the liquidation of short-term investments of $2.01 million.  Cash flow from operating activities was $7.0 million for the quarter ended September 30, 2004 before the net increase of $6.58 million in non-cash working capital.  Increased non-cash working capital was primarily the result of increased accounts receivable and concentrate inventories associated with the concentrate producing Morococha mine.  Financing activities in the third quarter yielded $0.79 million mainly from the exercise of stock options.

Working capital at September 30, 2004 was $94.55 million, a reduction of $30.8 million from June 30, 2004.  The reduction is reflected largely in a $37.90 million decrease in cash and cash equivalents plus short-term investments plus a $3.15 million increase in current liabilities, offset by increases of $6.66 million in accounts receivable, $3.03 million in inventories and $1.28 million in prepaid expenses.

Capital resources at September 30, 2004 amounted to shareholders’ equity of $260.81 million, capital leases of $0.33 million and deferred revenue of $0.75 million.  At September 30, 2004, the Company had 66,752,572 common shares issued and outstanding.

Based on the Company’s financial position at September 30, 2004 and the operating cash flows that are expected over the next twelve months, management believes that the Company’s liquid assets are more than sufficient to fund planned operating and project development and sustaining capital expenditures and discharge liabilities as they come due. The Company’s only contractual obligation at the date of this MD&A was $0.4 million relating to a capital lease payable over the next two years.  The Company does not have any off-balance sheet arrangements.

Pan American mitigates the price risk associated with its base metal production by selling some of its forecasted base metal production under forward sales contracts.  The Company incurred base metal hedging losses in the third quarter of 2004 totaling $3.36 million.  At September 30, 2004, the Company had sold forward 25,140 tonnes of zinc at a weighted average price of $1,062 per tonne ($0.482 per pound) and 6,170 tonnes of lead at a weighted average price of $722 per tonne ($0.328 per pound). The forward sales commitments for zinc represent approximately 45 per cent of the Company’s forecast zinc production until December 2005.  The lead forward sales commitments represent approximately 35 per cent of the Company’s forecast lead production until June 2005. At September 30, 2004, the cash offered prices for zinc and lead were $1,102 and $976 per tonne, respectively. The mark to market value at September 30, 2004 was ($2.57) million.  However, due to significant declines in the price of zinc and lead since September 30, 2004, at the date of this MD&A the mark to market valuation had improved to ($0.71) million.

At the end of the third quarter of 2004, the Company had fixed the price of 800,000 ounces of the third quarter’s silver production contained in concentrates, which is due to be priced in October and November under the Company’s concentrate contracts.  The price fixed for these ounces averaged $6.58 per ounce while the spot price of silver was $6.67 on September 30, 2004.

Exploration and Development Activities

At Huaron, progress towards expanding production rates continued during the quarter.  The mine was able to maintain the monthly mining rates achieved in the second quarter, and is currently processing approximately 12 per cent more ore per month than a year ago.  As part of the plan to increase production by up to 30 per cent at the Huaron mine, the Company initiated a second phase drill program focused on resource conversion.  This is a continuation of the $1 million first phase drilling program completed in the first half of the year.  Rehabilitation of the mine’s 500 level is ongoing and is a key component of the plan to establish a second mining area, thereby allowing for an overall increase in monthly ore extraction.  The cost of this program is being capitalized.

During the third quarter of 2004, the Company completed a positive scoping study for the 50 per cent owned Manantial Espejo project in Argentina.  Based on the results of the study, the Company will begin capitalizing future expenditures at the project with effect from October 1, 2004 and will continue to move forward with the study.  Hatch Engineers developed the plant and infrastructure capital and operating cost estimates for the purposes of this scoping study.  Snowden Engineers completed the scoping level open pit mining operating and capital cost estimates, which incorporated an updated mineral resource estimate.  Vector Engineers have completed the archeological field program with no significant findings within the proposed disturbed area and the environmental baseline field programs are well underway.  An additional 5,000 meters of infill and extension drilling has been initiated, together with drilling to secure a water supply for the mine.  The feasibility study for the project is expected to be completed by early 2005.  Pan American’s share of the feasibility costs in the first nine months of 2004 was $1.63 million, which was expensed as incurred.

At Alamo Dorado in Mexico, a full time project manager has been hired as the Company started the process of staffing up for construction and operation.  Progress has been made toward securing a power supply and the mine concessions have been successfully upgraded to exploitation concessions and explosives license received.  Site hydrological investigations including development of a ground water monitoring program for any tailings facility designs are underway.  Grindability tests were performed during the quarter and as a follow on from these tests, a pilot plant has been activated.  The updated feasibility study is scheduled for completion in February 2005 incorporating the revised environmental permitting, pilot plant evaluation and tailings disposal facility design associated with the milling facility.

At the San Vicente property, production continued under the 50,000 tonne agreement with EMUSA, a Bolivian mining company acting as operator.  The small-scale test mining program has produced 210,451 ounces of silver in the first nine months of the year to Pan American’s account.  The Company continued to move forward with a feasibility study, including completing 11,364 meters of diamond drilling by the end of the third quarter and undertaking assessments of nearby processing facilities.